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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Bois d’Arc Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09738U 10 3

(CUSIP Number)

May 5, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 09738U 10 3			Page 2 of 6

1.	Name of Reporting Person: Gary W. Blackie		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,521,206

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 6,521,206

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,521,206

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.2%

12.	Type of Reporting Person: IN

2

CUSIP No. 09738U 10 3	13G

ITEM 1.

(a)	Name of Issuer: Bois d’Arc Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 600 Travis Street, Suite 5200, Houston, Texas 77002

ITEM 2.

(a)	Name of Person Filing: Gary W. Blackie

(b)	Address of Principal Business Office or, if none, Residence:

c/o Bois d’Arc Energy, Inc., 600 Travis Street, Suite 5200, Houston, Texas 77002

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 09738U 10 3

ITEM 3.	If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

Page 3 of 6 pages

CUSIP No. 09738U 10 3	13G

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,521,206 (1)

(b)	Percent of class: 10.2%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,521,206

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 6,521,206

(iv) Shared power to dispose or to direct the disposition of: 0

(1) Includes 500,000 restricted shares of common stock that are held by Mr. Blackie. Mr. Blackie disclaims beneficial ownership of the 237,586 shares owned of record by the following trusts: Elizabeth H. Blackie 2004 Trust (59,384 shares), Westin C. Blackie 2004 Trust (59,384 shares), Mindy L. Davis 2004 Trust (59,384 shares) and Buck A. Dodson 2004 Trust (59,394 shares).

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

Page 4 of 6 pages

CUSIP No. 09738U 10 3	13G

ITEM 10.          Certification.

Not applicable.

Page 5 of 6 pages

CUSIP No. 09738U 10 3	13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2005

Date

/s/ Gary W. Blackie

Signature

Gary W. Blackie

Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Page 6 of 6 pages